9/4

02049792

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolford AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 4403 FISCAL YEAR 4-30-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE : 9/9/02

Wolford

WIEN PARIS LONDON

ANNUAL REPORT 1999/00



The 1999/00 Annual Report and Financial Statements (1.5.1999 - 30.4.2000) of Wolford Aktiengesellschaft which has its registered headquarters in Bregenz on Lake Constance

The Annual Report and Financial Statements of Wolford Aktiengesellschaft can be obtained in English and German by calling 00.43.5574.690.268 and will be available as hand-outs at the 13th Ordinary General Meeting of Shareholders on 4 September 2000. The Annual Report will also be presented on the Internet scheduled 16 August 2000. http://www.wolford.com

Wolford Aktiengesellschaft
Wolfordstraße 1
A-6900 Bregenz

Cover: 118 83 Sixty-Six Tights
Photo: ©Wolford

ANNUAL REPORT 1999/00

1. 5. 1999 – 30. 4. 2000

WOLFORD AKTIENGESELLSCHAFT
WOLFORD GROUP

Wolford

WIEN PARIS LONDON





INDEX TO ANNUAL REPORT 1999/2000 AND FINANCIAL STATEMENTS



Photo: Lake Constance: Drinkable water at its best
Company and Area Photographs:
Jean-Noël L´Harmeroult Paris-New York © Wolford





182 16 TIGHTS
GREENWICH
PHOTO:
THIEMO SANDER

WOLFORD CORPORATE KEY FIGURES

EUR/*ATS* in thousands	1999/00		%	1998/99	
	TEUR	*TATS*		TEUR	*TATS*
Sales total	140.983	1.939.967	5,87	133.163	1.832.359
EBITDA	14.211	195.547	-28,59	19.899	273.818
EBIT	6.268	86.254	-51,75	12.993	178.782
EBIT Marge in %	4,23%		-55,49	9,50%	
Result from ordinary business activities	6.202	85.335	-57,31	14.527	199.889
Net profit	4.434	61.010	-57,34	10.394	143.019
Investments	18.438	253.708	-35,74	28.691	394.795
Depreciation	7.943	109.292	15,00	6.907	95.036
Equity capital	71.006	977.070	-7,27	76.576	1.053.715
Net liquidity	-23.369	-321.570	604,99	-3.315	-45.613
Balance sheet total	191.444	2.634.332	12,02	170.905	2.351.705
Cash flow from operating activities	9.896	136.172	20,44	8.217	113.064
Cash flow / turnover ratio	7,02%		13,76	6,17%	
Cash earnings per share	2,04	28,08	22,92	1,66	22,84
Gearing	44,69%		187,26	15,56%	
Equity capital ratio	37,09%		-17,22	44,81%	
ROE	6,24%		-54,00	13,57%	
ROCE	4,36%		-58,48	10,51%	
Employees	1.821		7,31	1.697	

STOCK EXCHANGE KEY FIGURES

	1999/00		%	1998/99	
	EUR	*ATS*		EUR	*ATS*
Earnings per share	0,91	12,58	-56,46	2,10	28,89
Share price at year end	33,10	455	-24,69	43,95	605
Dividend	0,73	10	0,00	0,73	10
Share price high	53,90	742		71,44	983
Share price low	28,50	392		35,50	488
Market capitalization in Mio EUR	166	2.277		219	3.010
Average of traded shares per day	21.060			37.462	

WOLFORD GROUP STRUCTURE


WOLFORD AG
BREGENZ
A
1950
WOLFORD
SCHWEIZ AG
St. Margrethen
CH
1971
WOLFORD
DEUTSCHLAND GMBH
Munich
D
1975
WOLFORD
PARIS S.A.R.L.
Paris
F
1987
WOLFORD
LONDON LTD
London
UK
1988
WOLFORD
ITALIA S.R.L.
Milano
I
1992
WOLFORD
ESPAÑA, S.L.
Madrid
E
1993
WOLFORD
SKANDINAVIA APS
Copenhagen
DK
1995
WOLFORD
AMERICA, INC.
New York
USA
1996
WOLFORD
JAPAN K.K.
Tokyo
J
1997
WOLFORD
SKANDINAVIA APS
Norway
1999
WOLFORD
BOUTIQUES, LLC
New York
USA
1998
WOLFORD
SKANDINAVIA APS
Finland
1999
WOLFORD CHINA LTD
SINGAPORE, SGP
1999
WOLFORD
CHINA LTD
Hongkong
PRC
1998
WOLFORD
SKANDINAVIA APS
Sweden
1999
WOLFORD CHINA LTD
TAIWAN, RC
1999
WOLFORD
NEDERLAND B.V.
s'Hertogenbosch
NL
1998





MANAGING BOARD

Fritz HUMER, Chairman and Chief Executive Officer
Josef METZLER, Deputy Chairman
Karl Michael MILLAUER, Chief Financial Officer

SUPERVISORY BOARD

Leopold BEDNAR, Chairman
Emil FLÜCKIGER, Deputy Chairman
Walter BEREUTER
Manfred WILHELM

APPOINTED BY THE EMPLOYEES COUNCIL

Helmut BIRNBAUMER (up to 16.12.1999)
Anni MOOSBRUGGER-RATH
Anton MATHIS (from 16.12.1999)



The Wolford brand is a global player.
It is a guarantee for the luxurious adornment of legs and bodies.
In itself it is aesthetic and technological perfection.
Luxury means a range of global products
featuring a multitude of added values that favour the female wearer.
They take care of and stimulate the physical and emotional well-being.
The potential for creativity at Wolford is a result of the interplay of
research and development, technology and design.
Each of these factors figures in an innovative manner
and is a potential to increase
the competitive power and to generate profits.
In the business year 2000/01
Wolford will also launch a further world novelty in legwear.
Inscribed with the signature of internationally renowned designers,
the technological ability of Wolford will take a giant leap forward
that gives it the edge in the world market.
1.5 million consumers world-wide are friends of a luxury brand
with which they can exclusively spoil themselves
in more than 250 Wolford Boutiques and about 200 Shop in Shops.
We are happy that about 4,200 multibrand partners
stock the world brand Wolford.
In the business year 1999/2000, 94% of total sales,
that is, ATS 1,940 million (EUR 141 million) are generated
by sales of branded products.
Compared to the previous year, this sum—analogous to the group
turnover—increased by 6%.
The new Japanese and USA luxury markets show above-average growth
rates in sales. Japan: 76%. USA: 55%.
A sales increase of 51% in the East-European markets
signals further growth potential.
In the European key markets, Wolford maintained its market position.
In a European comparison, that is a respectable achievement.

Investments of the last four business years of about 1.8 billion ATS at the
company headquarters in Bregenz, in the 11 international subsidiaries,
in Wolford-owned 48 retail units—including the expansion
of the boutique network to more than 250 world-wide
and the increase in brand awareness—have created sustainable values
that will be the strategic basis for profitable growth in future.



709 42 STRING BODY CHELSEA
216 16 STAY-UP CHELSEA
PHOTO: THIEMO SANDER ©WOLFORD





Technology, anatomy, and elasticity are the components of Wolford's core business: Emphasising the feminine form and fitting like a second skin.

Patents, premiere products, and world novelties affirm the pioneering spirit of Wolford: 50 years of innovative tradition.

Skin-tight designs with special effects, optical and sensible, require the interplay of research, development, and technology.

The combination of Wolford technology and designs by Hervé L. Leroux shape and beautify the female body with an individual and natural effect.

Knitted in special effects go under the skin.

World-wide brand protection for the product concept Intelligence® affirms the future perspectives of the innovative technology and takes Wolford ten years ahead of their competitors.

The products presented in this Annual Report 1999/00 are part of spring/summer 2001 collection.

512 63 Dress Los Angeles
Photo: Francis Giacobetti



Wolford Boutique Bregenz

In the business year 1999/00, the number of Wolford-owned Boutiques—located at premier sites and with top furnishings—has grown from 39 to 48 world-wide. Total retail sales have achieved a value of ATS 382 million (EUR 27.8 million). With an 81% increase in sales, the share of the Wolford-owned Boutiques in consolidated sales has grown from 11% to 20%.

In BY 1999/00, about 280,000 customers have been served in these Boutiques and could be won as regular customers. They are appreciated as direct suppliers of a know-how that we take and apply to innovation, development, product improvement, and to our value-orientated product strategy.



WOLFORD BODY

Luxury Classics is Wolford's answer to the world-wide demand for innovative body solutions. They compensate for a downward trend in the classic bodywear category with their use of natural fibres such as Merino wool and viscose which increased their sales by 30%.

712 95 Body Bel Air
Photo: Francis Giacobetti

WOLFORD LEGWEAR



With a share of 51% of brand sales, Wolford legwear affirms its status as the main sales performer of the Wolford Group. This innovative trendsetting stares the European-wide negative trend in the face.



June 2000: the roofing-in of the middle tract of the new building



Tops, sweaters, trousers, skirts, dresses as well as accessories can be individually combined in the product concept Intelligence®. It stimulates both the body and the soul, combining international top designs and high technology that is suited to the anatomy.

507 16 Sweater Westport
Photo: Francis Giacobetti
©Wolford



Light plays on the steps of the car park to the Wolford Piazza in Bregenz



SWIMBODY®

In the business year 1999/00,
sales for the product groups
Swimbody and Swimkini
increased by 37%.
The success of a product concept
that turns visions into innovations
in a decorative manner,
the female body is seamlessly
formed by light material
that is pervious to air
and resistant to ultraviolet rays
and saltwater.
The designer stresses
the natural anatomy,
which the knitting follows in a
specific course of compressions.
The areas of the stomach, bust,
and bottom
are clearly supported
and tightened.
This cosmetic lifting is a result of
Wolford research.

809 26 Flores
Photo: Bruno Bisang
©Wolford





In the business year 1999/00, sales for the new product group bodyCULTURE triplicated. Its brand sales share increased to 11%. In the autumn/winter season 2000/01, 15 new qualities and styles will be added to this world-wide top seller.
Photo: Bruno Bisang ©Wolford



The development of bodyCULURE can be traced back to the seamless technology for legwear and bodies that opened up future dimensions for a new product group that generates high sales.
618 01 Body Bra & 618 03 String Satin de Luxe



ACCESSORIES

Accessories come with the same additional effects as the products that they accompany.

In the spring/summer season 2001, the highlight is a knitted viscose scarf that is a fine, precious, and decorative accessory for all items of the collection.

960 01 Scarf

ARCHITECTURE

Architecture communicates values, culture, quality, and vision to the outside world. Functionality and rationality can excite through architecture as the spatial atmosphere of the inner world.

At the interface of private and public areas, glass removes borders.

The choice of building materials also contains a message: character, aesthetics, vision, and durability.



FASHION DESIGNERS

Since 1980, co-operating with the best fashion designers in the world has helped to promote flexibility, creativity, the desire to experiment, enthusiasm, and culture. The presence of original Wolford products on the fashion catwalks heightens consumer awareness of the world brand Wolford. The shows in February and March 2000 presented the autumn/winter collection 2000/00 of 44 designers. The shows have been staged in New York, Milan, London, and Tokyo. In the Vivienne Westwood show, the star model Alek Wek presented the tights Velvet de Luxe by Wolford.



EMPLOYEES

In the business year 1999/2000, the number of full-time personnel rose by 116 persons in comparison to the previous year. The number of employees at the Bregenz headquarters as well as at the 11 international subsidiaries is 1,965 as of April 30, 2000.



'WE ARE NOT OF ONE OPINION, BUT PROVOKE DIVERSITY.'

There are many women in the companies of the Wolford Group who determine values, such as performance, quality, culture, responsibility, and reliability. On average, 1,360 women and 550 men were employed during the business year 1999/00. Their average age was 35, and on average they had been employed by Wolford for 10 years.

WOLFORD HEADQUARTERS BREGENZ

In the business years 1997/98, 1998/99, and 1999/00, ATS 600 million were invested in the building of the hightech business headquarters in Bregenz. The full potential for flexibility, fastness, rationalisation will be achieved in the calendar year 2000 at the latest once the building has been completed.

The comprehensive activities to reduce costs aim not to tax the future. All measures to increase the productivity ensure future growth and yields.







Every single machine is modified according to Wolford criteria, adapted, and adjusted. All supplementary machines are made in-house by Wolford technicians. The departments that are technologically very sophisticated are protected by an advanced safety system and are ecologically networked.


PIERO FORNASETTI
Homage. Design. Technology.
Hervé L. Leroux and Wolford.
Spring/Summer 2001.
Third Act of the Success Story.

507 17 SWEATER FORNASETTI



Despite the doubling of production space, electricity consumption has remained constant. The technologically prepared optimisation of electricity use has simultaneously improved the light quality in offices and in production sites through precise light control.



The innovative technological effect fulfilled the aim of reducing yarn consumption while also increasing the quality of the yarn. In the business year 1999/00, yarn consumption remained quantitatively at the same levels as in 1990/91. During this period, sales have, however, doubled.

WOLFORD BOUTIQUE BREGENZ



The new Wolford boutique in Bregenz on Lake Constance is set to be completed before the middle of the business year 2000/01. The two-storey cube, which can be accessed by both elevator and an indoor stairway, has a surface area of $600m^2$. The boutique will stage the complete collection of Wolford luxury products. On the upper floor, the Palmers Group will present a select choice of its key products and collections that belong to company brands. Attached to the boutique are a bar, a restaurant with indoor and outdoor seating, a playground for children, and a car park.

Regarding boutique sales, the present Wolford boutique in Bregenz ranks number two of all Wolford boutiques worldwide. Conception and design of the new unit will generate new experiences from which all Wolford partners worldwide will profit.




Wolford


Wolford
WIEN PARIS LONDON

Wolford Boutique Brno
Panska 6
Opening 28.02.2000
Photo © Filip Šlapal

As of 30 April 2000 there are 253 boutiques world-wide that stock the Wolford collection on an exclusive basis. Their share of consolidated sales has increased from 25% to 32%. The dynamics in sales correspond to movements in the world-wide boutique scene. It can be characterised by two facts: the expansion of directly operated Wolford boutiques and the re-organisation of existing franchise partnerships. The boutique with the highest sales world-wide is in New York's Madison Avenue; it is one of 21 Wolford-owned retail units in the USA. They are successfully managed by Wolford Boutiques LLC, a subsidiary of Wolford America. The success story of Wolford boutiques shows how important it is to locate them in places of distinction and in the neighbourhood of world-class luxury brands. The imperative of a charismatic, cultivated, and enthusiastic entrepreneurial personality with the best social graces as well as excellent product performance, service, and POS activities make Wolford boutiques into major attractions.





Premiere for a beautiful and tasty Wolford Shop in shop at El Corte Inglés Madrid
Photos © Actividades y Servicios Fotograficos Madrid

World department stores are among Wolford's most valued and succsessful partners. In one of the most beautiful department stores in Madrid, our partner El Corte Inglés set a very convincing precedence. 200 Shop in Shops world-wide accounted for 21% of consolidated sales in the business year 1999/00.

YOUNG PRODUCTS

In the business year 1999/00, products that had been on the market for less than a year accounted for 25% of consolidated sales. Products that are one to two years young accounted for almost half of the total sales generated.
Compared to the previous year, the number of completely new products has increased by 50% to 148 items.



712 94 STRING BODY LOGOMANIA



Fantastic and magic welcome to the Millennium in St. Moritz on 31.12.1999
Photo: Max Weiss/Light Art Concept: Hofstetter Zumikon CH

Compared with the previous year, expenditure for advertising, promotion, and sales support for Wolford partners increased by ATS 22 million to a total of ATS 120 million.



Wolford technology supports the environment. The optimisation of energy use and the development of an efficient heat recycling system decreased the consumption of gas and oil, which has resulted in an exemplary improvement in emissions.

Austria, September 2000.
Billboard activities.
1,300 large Wolford posters
at the best billboard sites in the country.


EPSILON
soft INTELLIGENCE®





216 17 STAY-UP LACE



200 employees are directly responsible for quality control, which is done mechanically, manually, and visually after each step of production. Training of projectleaders in quality management lasts at least four months, even for qualified professionals.




BETRIEBSFEUERWEHR
Wolford
WIEN PARIS LONDON
BREGENZ



In the course of the building project, measures were taken to improve fire protection and fire prevention: investments were made in safety technology for fire alarms as well as for the dimensions of individual departments in order to keep possible damage as low as possible. This concept of optimising safety at work does not mean that the company fire-fighters are no longer needed. The fire brigade consists of 29 volunteer fire-fighters who have proved themselves during 18 years at Wolford and who now are training and cultivating readiness and teamwork in new facilities. In addition to fire protection, the fire brigade is also mainly responsible for operations involving storms, flooding, ice and snow in the buildings and the area surrounding the headquarters.





The latest air-conditioning technology ensures that there is a constant and pleasant temperature in the buildings; this in turn makes an important contribution to maintaining quality in production and at all workplaces. Heating is achieved solely through the recycling of steam.



The land secured for expansion amounts to 20,000m². This land was acquired in the business year 1998/99 and directly adjoins present company grounds.



560 15 Kimono Viscose



One of the four pools on the Wolford Piazza in Bregenz



Investments in tangible assets amounted to ATS 235.2 million (EUR 17.1 million) in the business year 1999/00. ATS 18.5 million (EUR 1.3 million) were spent on intangible assets. Basic investments were supplemented with soft investments that support the creation of sustainable values. Examples of this in the business year 1999/00 are human resource investments as assets for the future, support for research and development—amounting to 5.1% of consolidated group sales—and ATS 120 million investments in Wolford brand image.



Challenges to the best timing in-house are posed by varying time scales: from innovative product development to the launch of a new product, from production to distribution on the world market. The time needed to carefully and creatively develop a product has to go hand-in-hand with knowing when to place the right product on the market. We aim to create an optimum balance for the various time scales in order to surprise the world market with originals. A world novelty in legwear will be launched in 2000/01.

ECOLOGY

Economic investments also have an ecological aspect. Despite increases in production, the amount of water used has remained at 40 litres per production unit since 1996/97. The water rights cover double the amount of water used per year and are legally guaranteed until 2005. In the business year 1999/00, the volume of non-recyclable waste amounted to only 10% of that of 1990/91, even though sales have doubled during this period. Since 1996/97 there has been a 30% decrease in the use of chemicals. 200-300 employees at the Wolford headquarters in Bregenz ride their bikes to work. Wolford keeps and maintains a further 38 bicycles for use by employees. These bikes accounted for 1,219 journeys in 1999/00. An underground space is being built for 300 bicycles.





With the large-scale investments started in 1996/97 at the Bregenz headquarters, we aim to exploit the potential of the dies to the fullest. In 1999/00, the use of brand dies is at the level of 1990/91. Although sales have doubled, the quantity of dies did not increase.

143 06 The Sixties

SALES 1950 - 2000

IN 1000 EUR



0
40.000
80.00
160.000
1950
1954
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000

puntomoda

DI BIBA MERLO - FOTO DI FLAVIO BONETTI



una lingerie
a
SEXY
E COMODA.
ma
ANCHE SOTTO
gli abiti
più
Un MIX di
e tecnologia

C'è riuscito anche questa volta. Jean Paul Gaultier, il sarto illusionista capace di fare di un paracadute una gonna, di «un brandello di stoffa trovato per terra una scarpa» come lui stesso ha *dichiarato, ha stupito di nuovo.* Con la complicità di Wolford ha creato due capi di essenziale semplicità, ma assolutamente unici. Un body e un collant in maglina aderente e senza cuciture su cui sono tramati in colore contrastante reggiseno, slip, reggicalze e calze con la riga. Un vero e proprio trompe-l'oeil che aderisce al corpo come una seconda pelle. Dove il gioco dell'inganno salva le donne dai lacci e dalle stecche e rende accessibile, anche a chi non ha un fisico perfetto, capi altrimenti proibiti. Banditi elastici e ganci, là dove dovrebbe esserci la pelle nuda c'è invece la maglina trasparente, leggermente contenitiva e modellante, a prova di qualsiasi difetto. Un gioco di prestigio in linea con la filosofia stilistica di Gaultier: gusto per l'equivoco, scambio d'identità tra maschile e femminile – l'ampio pantalone per lui sembra una gonna, la giacca per lei ha l'abbottonatura da uomo – uniti a una grande arte sartoriale e a una palese ossessione per bustini e reggicalze. Negli anni Ottanta trasformò le guêpière in abiti da sera. Nel 1990 vestì Madonna in tournée con un abito scuro da uomo sopra a un bustino color salmone «perché il petto che perfora la giacca è l'associazione di potere e sensualità» spiegò. Nel 1993 infilò anche il suo profumo in un flacone a forma di busto femminile. Quest'anno ribadisce il concetto con la bottiglia di champagne Piper strizzata in un bustier di vernice rossa e con la lingerie cosmetica di Wolford: una prodezza stilistica a prova di comfort.

Exclusive Set by Jean Paul Gaultier for Wolford

GROUP SALES
IN 1000 EUR


160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
107.222
120.033
120.949
133.163
140.983
+6%
1995/96
1996/97
1997/98
1998/99
1999/00

SALES BRAND/CONTRACT
IN 1000 EUR


CONTRACT
BRAND
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
1995/96
1996/97
1997/98
1998/99
1999/00

SALES-SHARE PER MARKET


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
19,7%
21,5%
22,9%
8,3%
7,2%
6,6%
8,0%
8,0%
7,7%
7,3%
6,8%
10,0%
12,0%
11,1%
10,8%
16,6%
16,5%
14,3%
28,2%
28,9%
27,7%
1997/98
1998/99
1999/00
OTHERS
UK
CH
USA
F
A
D

BRAND SALES DEVELOPMENT
1999/00 - 1998/99 / MAIN MARKETS


-10%
0%
+10%
+20%
+30%
+40%
A
D
F
UK
CH
I
E
SCAN
BENELUX
USA
J
ASIA
BRAND
+55%
+76%
+82%



VISCOSE

The premier product in the business year 1998/99 promises to achieve world-wide acceptance beyond all expectations. In the spring/summer season 2001, we will be able to successfully meet the overwhelming demand for this material: unique items made from finely spun natural fibres that resemble silk and that can be individually combined. They are emphasising Wolford seamless technology.

560 13 Top Viscose
560 12 Skirt Viscose
Photo: Thiemo Sander



Design of air-conditioning technology in the dyeing department

SALES-SHARE PER DISTRIBUTION CHANNEL



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
5,7%
41,8%
20,9%
31,6%
CONTRACT
MULTIBRANDS
DEPT. STORES
BOUTIQUES
1999/00

SALES-SHARE PER DISTRIBUTION CHANNEL



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
9,3%
7,5%
7,2%
5,7%
CONTRACT
MULTIBRANDS
DEPT. STORES
BOUTIQUES
55,2%
50,3%
45,7%
41,8%
20,9%
22,3%
21,1%
22,2%
31,6%
24,8%
21,1%
13,3%
1996/97
1997/98
1998/99
1999/00

DISTRIBUTION DEVELOPMENT

NUMBER OF CUSTOMERS



6.000
5.000
4.000
3.000
2.000
1.000
0
5.800
5.400
4.300
4.100
3.900
4.040
4.200
93/94
94/95
95/96
96/97
97/98
98/99
99/00

SALES WHOLESALE/RETAIL



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
WHOLESALE
RETAIL
95,6%
95,3%
93,6%
88,6%
80,3%
4,4%
4,7%
6,4%
11,4%
19,7%
1995/96
1996/97
1997/98
1998/99
1999/00

BOUTIQUE DEVELOPMENT
NUMBER OF BOUTIQUES/SHARE OF SALES



400
350
300
250
200
150
100
50
0
33,0%
30,0%
27,5%
25,0%
22,5%
20,0%
17,5%
15,0%
12,5%
10,0%
7,5%
5,0%
2,5%
0,0%
5,8%
13,3%
21,1%
24,8%
31,6%
55
160
197
244
253
1995/96
1996/97
1997/98
1998/99
1999/00

BOUTIQUE DEVELOPMENT
NUMBER OF BOUTIQUES



NO. OF INDEPENDENT BOUTIQUES
NO. OF DIRECTLY OPERATED BOUTIQUES
300
250
200
150
100
50
0
55
160
197
244
253
53
2
157
3
188
9
205
39
205
48
1995/96
1996/97
1997/98
1998/99
1999/00

BRAND SALES-SHARE PER PRODUCT GROUP



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
10,5%
3,1%
34,3%
51,2%
ACCESSORIES
BODYCULTURE
SWIMWEAR
BODYWEAR
LEGWEAR
1999/00

ADVERTISING & PROMOTION SPENDING
IN 1000 EUR/IN % OF BRAND SALES



12.000
10.000
8.000
6.000
4.000
2.000
0
7,0%
6,0%
5,0%
4,0%
3,0%
2,0%
4,6%
6,1%
5,7%
6,5%
5.025
6.920
7.101
8.697
1996/97
1997/98
1998/99
1999/00





AVERAGE PRICE PER UNIT 1950 - 2000
IN EUR



0
2
4
6
8
10
12
14
1950
1952
1954
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000

253 BOUTIQUES WORLDWIDE IN 45 COUNTRIES
PER 30.04.2000



F 42
A 39
D 37
USA 21
CEE 18
I 17
SCAN 11
CH 10
UK 8
FAR EAST 8
NL 7
J 6
B 6
MIDDLE EAST 6
SE-EUROPE 5
M-&S-AMERICA 4
E 3
AUS 3
ROK 1
AFRICA 1
OPENED BEFORE 05/99
OPENED SINCE 05/99

RETAIL OPERATIONS - SET UP COSTS
IN 1000 EUR



8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
1.937
7.037
2.678
1997/98
1998/99
1999/00

TOP 20 BOUTIQUES WORLDWIDE
1999/00 / 12 MONTH OPEN/SELL OUT

1.	USA	directly operated	NY, New York, 619 Madison Avenue
2.	A	directly operated	Bregenz, Wolfordstraße
3.	UK		London, South Molton Street
4.	A		Wien, Kärntnerstraße
5.	USA	directly operated	IL, Chicago, East Oak Street
6.	CH		Zürich, Kuttelgasse
7.	D		Frankfurt, Börsenstraße
8.	RUS		Moskau, Petrovka
9.	D	directly operated	Hamburg, Neuer Wall
10.	DK	directly operated	Copenhagen, Østergade
11.	USA	directly operated	NY, Soho, Greene Street
12.	USA	directly operated	NY, New York, 996 Madison Avenue
13.	D	directly operated	München, Maximilianstraße
14.	F		Paris, Marbeuf
15.	A		Wien, Schwechat, Airport
16.	CH		Lausanne, Rue St. Francois
17.	USA	directly operated	CA, L.A., Beverly Hills, Rodeo Drive
18.	F	directly operated	Paris, Rue de Rennes
19.	CH		Bern, Marktgasse
20.	D		Düsseldorf, Königsallee 88

TOP 20 DEPARTMENT STORES
1999/00 / SELL OUT

1.	UK	Harrods, London
2.	UK	Havey Nichols, London
3.	F	Galerie Lafayette, Boulevard Haussmann, Paris
4.	UK	Selfridges, London
5.	D	KaDeWe/Hertie, Berlin
6.	F	Printemps, Boulevard Haussmann, Paris
7.	F	Bon Marché, Paris
8.	CH	Jelmoli, Zürich
9.	D	Karstadt, Bremen
10.	D	Karstadt, Mönckebergstraße, Hamburg
11.	DK	Illum, Copenhagen
12.	CH	Globus, Zürich
13.	D	Kaufhof, Köln
14.	IRL	Brown Thomas, Dublin
15.	DK	Magasin du Nord, Copenhagen
16.	ROK	Hyundai
17.	I	Rinascente, Milano
18.	D	Alsterhaus, Hamburg
19.	UK	Fenwick, London
20.	D	Karstadt, Dortmund

STATISTICAL SALES POTENTIAL FOR SELECTED MARKETS
BASED ON SALES 1999/00 AND GNP/INHABITANT OF AUSTRIA



100%
80%
60%
40%
20%
0%
ADDITIONAL SALES POTENTIAL IN %
SALES 1999/00 IN %
OF TOTAL SALES POTENTIAL
A
D
F
UK
CH
I
E
N
S
DK
FIN
NL
B
USA
J

PERSONNEL

	APR 98	APR 99	APR 00
ADMINISTRATION	48	49	57
DISTRIBUTION	367	521	596
PRODUCTION	1.246	1.329	1.312
TOTAL	1.661	1.899	1.965





"FOR YOUNG PEOPLE THE JOB MUST BE COOL."



The vision of Wolford as a learning company is a fact. In the business year 1999/00, 56.7% of all employees participated in further-education programs. There was a total of 680 training days, about 15% more than in the previous year. Of these, 150 training days were for international employees. 110 employees at the headquarters were being trained to be qualified professionals, and a further 84 persons were being professionally coached and supervised.

As of April 30 2000, there were 19 apprentices; 13 new apprentices have been accepted for the business year 2000/01.

Qualified employees are assets. We invest in them in order to promote their abilities and update their knowledge so that they are motivated and can rise to their challenges with responsibility and enthusiasm.


AVERAGE GROUP STAFF
FULLTIME
2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
1.562
1.697
1.813
1997/98
1998/99
1999/00


SALES PER EMPLOYEE
IN 1000 EUR
80
70
60
50
40
30
20
10
0
77,4
78,5
77,8
1997/98
1998/99
1999/00


VALUE-ADDED
ALL AT WHOLESALE/IN 1000 EUR
80.000
70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
66.641
73.908
67.949
1997/98
1998/99
1999/00


VALUE-ADDED PER EMPLOYEE
ALL AT WHOLESALE/IN 1000 EUR
50
45
40
35
30
25
20
15
10
5
0
43,3
45,9
41,4
1997/98
1998/99
1999/00


RESEARCH & DEVELOPMENT COST
IN 1000 EUR / IN % OF SALES
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
6,0%
5,5%
5,0%
4,5%
4,0%
3,5%
3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%
5,5%
5,1%
5,1%
6.650
6.727
7.141
1997/98
1998/99
1999/00


CAPITAL EXPENDITURES
TANGIBLE & INTANGIBLE ASSETS
IN 1000 EUR / IN % OF SALES
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
25%
20%
15%
10%
5%
0%
12,0%
14,8%
21,5%
13,1%
14.406
17.954
28.691
1996/97
1997/98
1998/99
1999/00


PERSONNEL-MATERIAL-COST-RATE
IN % OF OPERATING PERFORMANCE
72%
71%
70%
69%
68%
67%
66%
65%
64%
63%
62%
71,0%
67,0%
67,6%
65,2%
67,7%
66,2%
67,1%
93/94
94/95
95/96
96/97
97/98
98/99
99/00



June 2000: Scaffolding for the finale at the marketing department

BRAND SALES-SHARE PER PRODUCT AGE



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2,9%
7,0%
23,0%
24,6%
1999/00
5 - x YEARS
4 - 5 YEARS
3 - 4 YEARS
2 - 3 YEARS
1 - 2 YEARS
0 - 1 YEAR

BRAND SALES-SHARE PER PRODUCT AGE



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
12,4%
5,6%
12,9%
13,6%
7,9%
17,2%
3,7%
7,6%
15,0%
2,9%
7,0%
23,0%
1996/97
1997/98
1998/99
1999/00
5 - x YEARS
4 - 5 YEARS
3 - 4 YEARS
2 - 3 YEARS
1 - 2 YEARS
0 - 1 YEAR

STOCKS WOLFORD GROUP
IN 1000 EUR



25.000
20.000
15.000
10.000
5.000
0
FINISHED GOODS
UNFINISHED GOODS
15.125
9.822
5.303
16.272
11.059
5.212
20.904
15.014
5.890
30.04.1998
30.04.1999
30.04.2000

STOCKS WOLFORD GROUP
IN 1000 UNITS



6.000
5.000
4.000
3.000
2.000
1.000
0
30.04.1998
30.04.1999
30.04.2000
1.548
1.251
1.313
938
991
1.029
2.793
2.674
3.110
5.279
4.916
5.452
PRODUKTION STUFE 1
PRODUKTION STUFE 2
PRODUKTION STUFE 3
TOTAL



182 15 TIGHTS MEMPHIS



Rainbow World Tour 2000: Mariah Carey performs her hits
in a Wolford Fatal Fun Tube Dress
Photograph by Naoko Scintu

WOLFORD GROUP - BALANCE SHEET STRUCTURE


AKTIVA
PASSIVA
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
29,7%
27,5%
17,2%
16,7%
12,5%
13,9%
0,7%
4,2%
1,7%
2,3%
35,7%
37,9%
43,2%
12,0%
44,8%
51,4%
11,5%
37,1%
30.4.1998
30.4.1999
30.4.1998
30.4.1999
Securities, cash and cash equivalents
Accounts receivable and other receivables
Inventories
Deferred tax assets
Financial assets
Tangible and intangible assets
Short-term liabilities
Long-term liabilities
Equity capital

GROSS LIQUIDITY - LOANS - NET LIQUIDITY

IN 1000 EUR



80.000
60.000
40.000
20.000
0
-20.000
-40.000
76.098
52.728
-23.369
GROSS LIQUIDITY
LOANS
NET LIQUIDITY
30.04.2000

GROSS LIQUIDITY - LOANS - NET LIQUIDITY

IN 1000 EUR



80.000
60.000
40.000
20.000
0
-20.000
-40.000
59.484
38.480
21.004
53.367
56.682
-3.315
52.728
76.098
-23.369
GROSS LIQUIDITY
LOANS
NET LIQUIDITY
30.04.1998
30.04.1999
30.04.2000



612 04 BODY BRA & 612 02 TANGA SYNERGY

STRUCTURE OF OPERATING EXPENDITURES
IN % OF OPERATING PERFORMANCE



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
9,5%
19,7%
5,1%
45,0%
20,8%
4,2%
23,3%
5,4%
45,3%
21,8%
OPERATING RESULT
OTHER OPERATING EXPENSES
DEPRECIATIONS
PERSONNEL EXPENSES
COST OF MATERIAL
1998/99
1999/00

EARNINGS BEFORE INTERESTS & TAXES
IN 1000 EUR / IN % OF OPERATING PERFORMANCE



18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
EBIT
EBIT MARGE
7,54%
9,50%
4,23%
9.357
12.993
6.268
1997/98
1998/99
1999/00



Stairway in the new building



609 00 MULTI BRA VELVET

RESULT FROM ORDINARY BUSINESS ACTIVITIES NET PROFIT
IN 1000 EUR



16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
12.348
9.725
14.527
10.394
6.202
4.434
RESULT FROM ORDINARY BUSINESS ACTIVITIES
NET PROFIT
1997/98
1998/99
1999/00

NET PROFIT CASH FLOW FROM OPERATING ACTIVITIES
IN 1000 EUR



12.000
10.000
8.000
6.000
4.000
2.000
0
9.725
6.617
10.394
8.217
4.434
9.896
+27%
NET PROFIT
CASH FLOW
1997/98
1998/99
1999/00

CAPITAL EXPENDITURES - DEPRECIATION - CASH FLOW
1999/00 IN 1000 EUR



20.000
18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
18.438
7.943
9.896
CAPITAL EXPENDITURES
DEPRECIATION
CASH FLOW

PROFIT/SHARE - CASH-EARNINGS/SHARE
IN EUR



2,5
2,0
1,5
1,0
0,5
0
in EUR
1997/98
1998/99
1999/00
1,94
2,10
0,91
1,32
1,66
2,04
PROFIT/SHARE
CASH-EARNINGS/SHARE

The Wolford Lady Share is continually represented by the following analysts:

Roland Neuwirth
Deutsche Bank Vienna
Phone 43 1 53 181 153

Gudrun Egger
ERSTE Vienna
Phone 43 1 53 100 1905







Claudia Vince-Bsteh
RZB Vienna
Phone 43 1 71 707 1510

Lukas Stipkovics
CA-IB Vienna
Phone 43 1 58 884 0

Claire Kent
Morgans Stanley Dean Witter London
Phone 44 207 513 6625

John Wakely
Lehmann Brothers London
Phone 44 207 260 2029

Andrew Gowen
Lehmann Brothers London
Phone 44 207 260 1820

Antoine Colonna
Merryl Lynch London-Paris
Phone 44 207 772 1571

Deborah Aitken
Warburg Dillon Read London
Phone 44 207 568 4370

STOCK PRICE AND TRADING VOLUMES
VIENNA STOCK EXCHANGE PER 30.04.2000


2,000.000
1,800.000
1,600.000
1,400.000
1,200.000
1,000.000
800.000
600.000
400.000
200.000
0
120,00
100,00
80,00
60,00
40,00
20,00
0,00
TRADING VOLUME
STOCK PRICE IN EUR
FEB 95
APR 95
JUN 95
AUG 95
OCT 95
DEC 95
FEB 96
APR 96
JUN 96
AUG 96
OCT 96
DEC 96
FEB 97
APR 97
JUN 97
AUG 97
OCT 97
DEC 97
FEB 98
APR 98
JUN 98
AUG 98
OCT 98
DEC 98
FEB 99
APR 99
JUN 99
AUG 99
OCT 99
DEC 99
FEB 00
APR 00



The fantasy of the Wolford Lady Share is not just reflected in the share performance. Solid and sustainable values were created with large-scale investments in the set-up of the Japanese, Chinese, and USA markets, the modernisation and expansion of production in Bregenz to a hightech site, and in the global presence of the luxury brand Wolford. These are the basis for an expansive and profitable development.

The Board is convinced that the price move of the share will reflect the potential for growth and development. The first quarter results of business year 2000/01 already reflect the expected effects of investments.

The Board of Directors has decided to buy Wolford Lady Shares to the amount of 2% of the capital stock at a price margin of EUR 35 to 70 at the stock exchange in Vienna in the period of 20.07.2000 to 31.10.2000.

For the business year 1999/00, the dividend yield of 2.43% (basis performance 30 EUR) is respectable.

HIGHTECH LOCATION

We are ready to take on the future: innovative, flexible, co-operative, logistic, economic, eco-logical. The investments in hardware and software, which were executed on time and fiscally covered in the budget, are creating long lasting values. More details on pages 28, 30, 52.

COST REDUCTION

The extensive activities to reduce costs at the state-of-the-art headquarters in Bregenz on Lake Constance are future-orientated.
For further information see pages 32, 33, 41, 48, 54, 55.

RESEARCH DEVELOPMENT

In the seamless interplay of technology and top design, we have a great potential for creative growth: young product portfolios, creations of new lines of development, premiere presentations, world novelties.
See pages 11, 20, 22, 23, 24, 57, 72.

INTELLIGENCE®

Co-operation with top designers has provided further desire for product development. The product group Intelligence®, developed by Hervé L. Leroux, integrates additional effects hitherto unknown as a clothing concept.
Pages 13, 15, 18, 25, 31, 39, 53, 59.

NOVELTIES

New products, such as the successful ranges body-CULTURE and Viscose are being continually supplemented with new styles and qualities. The continuation of the success story is ensured for 2000/01.
See pages 22, 23, 24, 39, 50, 53, 59.

LUXURY MARKETS

Investments to further develop the luxury markets in Japan and the USA have been confirmed by the remarkable results. They are an index of further growth potential.
More details on pages 10, 37, 38, 58, 67.

GLOBAL BRAND

Brand image is a value that justifies continual investment. It is the basis for the planned expansion of market share in key markets and for profits in new future markets.
More details on pages 10, 40, 42, 43, 62.

WOLFORD-OWNED BOUTIQUES

Continued expansion of shops owned by Wolford is both dynamic and selective in regards to the quality of the premises, furnishings, the qualifications of staff, and the presentation of the product. Even higher growth rates than 1999/00 are expected for 2000/01.
Detailed information on pages 14 and 34.

GROWTH POTENTIAL

The first results of Wolford's investments in technology, employee teams, products, company premises, promotion, and markets showed in the fourth quarter of 1999/00 and continued into the first quarter of 2000/01.

PROFIT POTENTIAL

We are convinced that the right decisions were made and the potential for profitable growth has been created. We will use this in the business year 2000/01 and will prove our success welcoming shareholder pressure.

SUPERVISORY BOARD REPORT

In financial year 1999/00 the Supervisory Board fulfilled the responsibilities
placed upon it by the law and the Articles of Association.
Four meetings of the Board were held,
as well as two meetings of the Balance Sheet Audit Committee.
The Management Board continually reported to the Supervisory Board
both orally and in writing on the progress of business
and of the performance of WOLFORD AG and its subsidiaries.

The Annual Accounts and Directors' report of WOLFORD AG
and the Consolidated Group accounts as of April 30, 2000 and the Directors' report
were examined by the auditors,
VIENNA Wirtschaftsprüfungs- und Steuerberatungsgesellschaft mbH, Wien,
who were appointed in accordance with § 270 of the Austrian Commercial Code.

The Annual Accounts and the Consolidated Group Accounts Statements
were found to satisfy statutory regulations
and the provisions of the Articles of Association.
Since no objections were raised, an unqualified audit opinion was issued.
The Directors' Report agrees with the Annual Accounts and Consolidated Group Accounts.

The Supervisory Board has approved the Annual Accounts as of April 30, 2000,
and given its approval to the Directors' Report.
The Accounts for 1999/00 are thus approved
in accordance with § 125 of the Stock Corporation Law (Aktiengesetz).

The Supervisory Board has approved the Group Accounts,
as well as the Directors' Report.

The Consolidated Group Accounts 1999/00
established according to International Accounting Standards (IAS)
were also audited by VIENNA Wirtschaftsprüfungs- und SteuerberatungsgmbH,
were duly granted an unqualified audit opinion
and were also approved by the Supervisory Board.

The Supervisory Board has examined and approved
the proposal for the allocation of profit.

Bregenz, in July 2000



Leopold Bednar
Chairman of the Supervisory Board



512 57 Sweater Frisco



We hereby propose
to the ordinary general meeting of shareholders
that the profit of
ATS 52.295.553,21
EUR 3.800.466,07
as shown on the balance sheet
be used to distribute

a 10 % dividend

to the share capital of
ATS 485.000.000,00
EUR 35.246.324,57
or
ATS 10,00 *(EUR 0,73)* per Wolford Lady Share
and that the remaining amount of
ATS 3.795.553,21
EUR 275.833,61
be carried forward.

The Managing Board

Josef Metzler m.p. Fritz Humer m.p. Karl M. Millauer m.p.

Bregenz, in June 2000



712 92 String Body Sioux

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated financial statements of Wolford AG as of 30 April 2000.
These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audit.
The audit of certain subsidiaries was performed by other auditors.
Our opinion insofar as it relates to the amounts included for those subsidiaries,
is based solely on the report of the other auditors.
We conducted our audits
in accordance with International Standards on Auditing
established by the International Federation of Accountants Committee (IFAC).
Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and
significant estimates made by the management,
as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements present fairly,
in all material respects, the financial position of Wolford AG at 30 April 2000,
and the results of its operation and its cash flow for
the business year 1 May 1999 to 30 April 2000 and
have been properly prepared in conformity
with International Accounting Standards
issued by the International Accounting Standards Committee (IASC).
Pursuant to Austrian commercial law, the Director's Report and the group's adherence to requirements for
exemption from the compilation of the consolidated financial statements
prepared in accordance with the Austrian Commercial Code must be examined.
We certify that the accompanying Director's Report[1] is in compliance with
the consolidated financial statements and that the legal requirements are met to exempt Wolford AG
from the obligation of preparing
consolidated financial statements in accordance with the Austrian Commercial Code.

Vienna, 30 June 2000

VIENNA WIRTSCHAFTSPRÜFUNGS- UND
STEUERBERATUNGSGESELLSCHAFT MBH

MMag. Dr. Dieter Waldmann Dr. Karl Priester

Certified Public Accountants

[1] *Is not included in the Annual Report 1999/2000*



CONSOLIDATED BALANCE SHEET ACCORDING TO IAS AS AT APRIL 30, 2000

ASSETS

TEUR	Notes	1999/2000	1998/99
NON CURRENT ASSETS	(8)		
Tangible assets		63.752	52.807
Goodwill		6.094	5.781
Intangible assets		2.791	2.400
Interests		3	0
Financial investments		4.219	6.781
Long-term receivables	(9)	112	383
		76.970	68.152
DEFERRED TAX ASSET	(10)	3.286	1.271
CURRENT ASSETS			
Inventory	(11)	26.575	21.338
Trade account receivables and other receivables	(12)	31.884	29.338
Securities and shares	(13)	40.094	44.031
Cash and cash equivalents		12.634	6.774
		111.188	101.482
TOTAL ASSETS		**191.444**	**170.905**

 See Notes to the Consolidated Financial Statements

EQUITY AND LIABILITIES

TEUR	Notes	1999/2000	1998/99
SHAREHOLDERS' EQUITY	(14)		
Share capital		36.336	36.336
Capital reserves		1.817	1.817
Revaluation reserves		-1.261	254
Revenue reserves		41.505	40.609
Translation component		-252	36
Treasury stock		-7.139	-2.476
		71.006	76.576
LONG-TERM LIABILITIES			
Bank loans	(15)	9.428	7.644
Employee benefit obligations	(16)	11.959	11.742
Other long-term liabilities	(17)	627	1.075
		22.014	20.461
SHORT-TERM LIABILITIES			
Current portion of bank loans not due within one year		3.572	1.049
Bank loans and overdraft	(18)	63.098	47.990
Income tax provisions		5.284	4.535
Short-term accruals	(19)	9.242	8.243
Accounts payable-trade		8.962	5.879
Other liabilities		8.266	6.173
		98.424	73.867
TOTAL EQUITY AND LIABILITIES		**191.444**	**170.905**

CONSOLIDATED PROFIT AND LOSS ACCOUNT ACCORDING TO IAS 1999/2000 AND 1998/99

TEUR	Notes	1999/2000	1998/99
Sales revenues	(1)	140.983	133.163
Other operating income	(2)	2.570	2.942
Change in finished goods and work-in-progress		4.690	651
OPERATING OUTPUT		**148.244**	**136.756**
Cost of materials and services received		-32.318	-28.417
Personnel expenses	(3)	-67.128	-61.473
Depreciation of intangible and tangible assets		-7.943	-6.907
Other operating expenses	(4)	-34.040	-26.577
Foreign exchange gain/loss		-546	-391
OPERATING RESULT		**6.268**	**12.993**
Finance income	(5)	10	833
Income from investments	(6)	640	1.435
Interest on employee benefit obligations		-717	-735
PROFIT ON ORDINARY ACTIVITIES		**6.202**	**14.527**
Taxes on income	(7)	-1.768	-4.133
CONSOLIDATED NET INCOME		**4.434**	**10.39[illegible]**
EARNINGS PER SHARE (EUR)		**0,91**	**2,10**

 See Notes to the Consolidated Financial Statements

CASH FLOW STATEMENT ACCORDING TO IAS 1999/2000 AND 1998/99

TEUR		1999/2000	1998/99
Consolidated net income		4.434	10.394
+	Depreciation and amortization	7.943	6.907
+(-)	Gain (Loss) on the disposal of fixed assets	15	-57
+(-)	Gain (Loss) on the disposal of securities	-446	-1.323
+(-)	Appreciation of assets	0	-61
+(-)	Change in employee benefit obligations	217	-955
+(-)	Change in deferred tax assets	-1.231	259
+(-)	Change in long-term receivables	271	719
+(-)	Change in other long-term liabilities	-448	251
+(-)	Change in inventories	-5.237	-1.120
+(-)	Change in tax provisions	749	-10.734
+(-)	Change in short-trem receivables and other accounts receivable	-2.546	2.973
+(-)	Change in short-term provisions	1.000	1.178
+(-)	Change in accounts payable	3.083	-761
+(-)	Change in other short-term liabilities	2.092	547
=	***CASH FLOW FROM OPERATING ACTIVITIES***	**9.896**	**8.217**
+	Proceeds from the sale of securities	6.361	16.095
-	Purchases of securities	-749	-14.509
+	Translation adjustment	-2.448	-132
+	Proceeds from the sale of fixed tangible and intangible assets	82	419
-	Purchases of goodwill	-238	-5.531
-	Purchases of intangible assets	-1.106	-1.192
-	Purchases of tangible assets	-17.093	-22.040
=	***CASH FLOW IN INVESTING ACTIVITIES***	**-15.191**	**-26.890**
+	Proceeds from short-term borrowings	18.154	23.239
+	Proceeds from long-term borrowings	4.841	378
-	Payments of short-term borrowings	-2.691	-5.135
-	Payments of long-term borrowings	-888	-280
-	Treasury stock	-4.664	-2.476
-	Dividends paid	-3.597	-3.634
=	***CASH FLOW FROM FINANCING ACTIVITIES***	**11.155**	**12.093**
Change in cash and cash equivalents		5.860	-6.581
Chash and cash equivalents at the beginning of the period		6.774	13.355
CHASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		**12.634**	**6.774**

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY ACCORDING TO IAS 1999/2000 AND 1998/1999

TEUR	Share Capital	Capital Reserves	Revenue Reserves	Revaluation Reserve	Translation Component	Treasury Stock	Total
Balance at May 1, 1998	36.336	1.817	33.834	30	175	0	72.192
Dividends paid 1998/1999			-3.634				-3.634
Net income			10.394				10.394
Other changes without effects on income			15	224	-139	-2.476	-2.376
BALANCE AT APRIL 30, 1999	36.336	1.817	40.609	254	36	-2.476	76.576
Dividends paid 1999/2000			-3.597				-3.597
Net income			4.434				4.434
Other changes without effects on income			59	-1.515	-288	-4.663	-6.407
BALANCE AT APRIL 30, 2000	36.336	1.817	41.505	-1.261	-252	-7.139	71.006



182 13 Tights Logomania

CONSOLIDATED MOVEMENT OF ASSETS ON 30 APRIL 2000

TEUR	May 1, 1999	Currency translation differences	Development of acquisition and production costs Additions	Disposals	Reclassification	April 30, 2000
Tangible assets						
Land, rights similar to land	47.466	445	2.278	51	-2.670	47.469
Machinery and equipment	20.469	0	1.638	303	3.026	24.829
Fixtures, fittings, tools and equipment	16.902	281	3.163	681	96	19.761
Prepayments and assets under construction	6.896	0	10.014	0	-450	16.461
TOTAL PROPERTY, PLANT & EQUIPMENT	91.733	726	17.093	1.034	2	108.520
GOODWILL	6.646	1.116	238	51	0	7.949
Intangible assets						
Concessions, industrial property rights and simular rights as well as licences in such rights and values	3.035	6	777	14	1	3.805
Real estate rights	1.984	-1	329	0	0	2.312
TOTAL INTANGIBLE ASSETS	5.018	5	1.106	14	1	6.116
INTERESTS	0	0	3	0	0	3
FINANCIAL INVESTMENTS	6.792	0	0	2.562	0	4.230
TOTAL	110.190	1.847	18.440	3.662	3	126.818

Development of depreciation and amortization						Net value	
Depreciation (accumulated) May 1, 1999	Foreign exchange differences	Additions	Disposals	Reclassifi- cation	April 30, 2000	May 1, 1999	April 30, 2000
10.529	48	1.778	0	-230	12.238	36.937	35.231
17.461	0	2.030	91	230	19.630	3.008	5.199
10.936	73	2.580	691	2	12.900	5.966	6.862
0	0	0	0	0	0	6.896	16.461
38.926	**121**	**6.389**	**782**	**2**	**44.768**	**52.807**	**63.752**
865	**156**	**858**	**23**	**0**	**1.855**	**5.781**	**6.094**
1.897	1	616	14	0	2.500	1.138	1.305
722	0	104	0	0	825	1.262	1.486
2.618	**0**	**720**	**14**	**0**	**3.325**	**2.400**	**2.791**
0	**0**	**0**	**0**	**0**	**0**	**0**	**3**
12	**0**	**0**	**0**	**0**	**12**	**6.781**	**4.219**
42.421	**277**	**7.966**	**819**	**2**	**49.959**	**67.769**	**76.859**

Wolford AG ("Wolford" or "the Company") is an international manufacturer of high-quality hosiery, bodysuits and swimbody for the luxury market. The parent company is a stock company incorporated in Bregenz, Austria.

The foreign subsidiaries operate solely as sales companies distributing the products manufactured by the parent company.

I. GENERAL INFORMATION

1. BASIC ACCOUNTING PRINCIPLES

The consolidated financial statements of Wolford AG for the financial year 1999/2000 (1 May 1999 - 30 April 2000) have been prepared in compliance with the standards issued by the International Accounting Standards Committee (IASC) in the version applicable to the financial year 1999/2000. The same applies for the comparative period 1998/99.

The following International Accounting Standards have been applied before their official date of effectiveness:

IAS 10 (revised 1999), Events After the Balance Sheet Date
IAS 16 (revised 1998), Property, Plant and Equipment
IAS 22 (revised 1998), Business Combinations
IAS 28 (revised 1998), Accounting for Investments in Associates
IAS 35 (revised 1998), Discontinuing Operations
IAS 36 (revised 1998), Impairment of Assets
IAS 37 (revised 1998), Provisions, Contingent Liabilities and Contingent Assets
IAS 38 (revised 1998), Intangible Assets

In applying the IAS the interpretations of the Standing Interpretation Committee (SIC) were taken into account.

The consolidated financial statements have been prepared in accordance with the Group Accounting Act (KonzAG) (§ 245a HGB (Austrian Commercial Code)) promulgated in March 1999. Under this act, a parent company preparing consolidated financial statements and a group management report in accordance with Internationally Accepted Accounting Standards shall be exempt from preparing consolidated financial statements based on the rules of the Austrian Commercial Code.

Basis of presentation

A number of items reported in the prior year's financial statements have been reclassified in accordance with the classification used for the current financial year.

All amounts stated in the financial statements on the financial year 1999/2000, including amounts for the comparative period 1998/99, are presented in thousand EURO (TEUR) and have been translated at the fixed ATS/EUR exchange rate of 13.7603.

2. SCOPE OF CONSOLIDATED ENTITIES

The scope of consolidated entities has been defined in accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries).
In addition to the parent company, the following subsidiaries have been included in the consolidated financial statements:

Name of Company	*Registered office*	*Direct ownership* in %
Wolford Deutschland GmbH,	Munich	100
Wolford (Schweiz) AG,	St. Margrethen	100
Wolford Paris S.a.r.l.,	Paris	100
Wolford London Ltd,	London	100
Wolford Italia s.r.l.,	Milan	100
Wolford España S.L.,	Madrid	100
Wolford Scandinavia ApS,	Copenhagen	100
Wolford America, Inc.,	New York	100
Wolford Japan K.K.,	Tokyo	100
Wolford Nederland B.V.,	´s-Hertogenbosch	100
Wolford China Limited,	Hong Kong	100
		Indirect ownership in %
Wolford Boutiques, LLC,	New York	100

There has been no change in the number of fully consolidated companies in the current financial year.

The financial statements of all material, fully consolidated foreign entities have been audited by independent auditors and received an unqualified audit opinion. The correctness of the reconciliation of the separate financial statements prepared according to local regulations to separate financial statements prepared in accordance with uniform group accounting policies and IAS has also been confirmed.

In accordance with IAS 27, the balance sheet date of the consolidated accounts is the balance sheet date of the parent company.

MAJOR DIFFERENCES BETWEEN IAS AND AUSTRIAN ACCOUNTING STANDARDS

Conceptual differences

Austrian accounting standards are characterised by a strong focus on creditor protection and therefore place particular emphasis on the principle of prudence. In addition, the commercial financial statements are also the authoritative basis for tax assessment, which is another major influencing factor in preparing financial statements conforming to Austrian accounting regulations.

The primary objective in preparing financial statements in accordance with IAS is to provide shareholders and investors with information suitable for use in decision-making. Therefore, IAS place more importance than the Austrian Commercial Code on the comparability of financial statements, both between periods and between the statements of different enterprises.

Specific differences which are of particular importance for these financial statements are outlined below:

Employee benefit obligations

In accordance with Austrian Commercial Code, the Company provides for pension expenses upon actuarial valuations using the entry age method and a discount rate of 6%.

Termination payments are provided for by the use of a present value calculation applying a discount rate of 4%. Salary increases are not taken into account. An employee turnover rate of 10% is applied.

In compliance with IAS, the pension and termination obligations are determined using the Projected Unit Credit Method. IAS 19 (revised 1998) was applied for the first time in financial year 1998/99. The transition gain in the amount of TEUR 1,271 resulting from the transition as of 1 May 1998 was recognised in full in 1998/99 in accordance with IAS 19 (revised 1998).

In conformity with IAS 19, provisions for pensions and termination payments were calculated using a compounding rate of 3% (salary increases and inflation rate) and the discount rate of 6%. Overall, an interest rate of 3% was therefore applied in calculating provisions for pensions and termination payments.

Foreign currency translation

With the exception of depreciation, which is translated at the closing rate of the period, the items in the profit and loss statements of subsidiaries not using the Austrian schilling as their functional currency are translated at the average exchange rate for the period. The difference between items of the profit and loss statement translated at the respective exchange rates and the balance sheet net income/loss translated at the exchange rate ruling at the balance sheet date is recognised under "other operating income/expenses". According to IAS, such differences are not to be charged to income but to be recognised in shareholders' equity as part of the translation component.

Foreign currency transactions

In conformity with Austrian Commercial Code, foreign currency denominated monetary items shown in the balance sheet are translated as follows: if reported on the assets side, at the exchange rate ruling at the transaction date or the lower closing date rate; on the liabilities side, at the exchange rate ruling at the transaction date or the higher closing date rate. Unrealised exchange gains are therefore not recognised. Under IAS, monetary asset items and liabilities are carried at the closing rate. Unrealised exchange gains and losses are therefore recognised as income or expense.

Hedging

Derivative instruments, for which "hedge accounting" is not allowed under IAS, are stated at their fair value. Any resulting gains or losses are recognised as income or expense.

Securities

Under Austrian accounting standards, securities held as current assets are carried at the cost of acquisition or lower market value. Under IAS, securities reported as current assets are carried at fair value, with temporary changes in market value to be charged directly to equity (revaluation reserve).

Financial leases

In accordance with the classification criteria of the Austrian Commercial Code, the lease contract entered into by the parent company in respect of the warehouse in Bregenz is treated as an operating lease. Under IAS 17, which requires a transaction to be treated based on its substance rather than its form, this lease contract is classified as a financial lease.

Inventories

In accordance with an option provided under Austrian Commercial Code, Wolford does not include voluntary social expenses in production costs. As IAS do not provide any options in this regard, production costs according to IAS also include voluntary social expenses.

Deferred taxes

Under IAS, both deferred tax assets and deferred tax liabilities have to be recognised in respect of all temporary differences arising between tax and commercial accounts, calculated by applying the current tax rate. Deferred tax assets are also set up in respect of tax loss carry-forwards which are expected to be realized within the foreseeable future.

Under Austrian Commercial Code, the recognition of deferred tax assets is optional.

3. ACCOUNTING POLICIES

All amounts stated in the consolidated financial statements of Wolford AG and its subsidiaries have been presented in thousand EURO (TEUR). All companies included in the consolidated accounts have adopted 30 April as the balance sheet date.

The financial statements of all entities covered have been prepared in accordance with uniform group accounting policies.

Tangible assets (Property, plant and equipment)

In accordance with IAS 16, property, plant and equipment are carried at cost and depreciated over their expected useful lives, using the straight-line method.
Interest expense on borrowings raised to finance property, plant and equipment the production or acquisition of which extends over an extended period of time is not capitalised.

Scheduled straight-line depreciation of property, plant and equipment is based on the following estimated useful lives:

Buildings	10 to 50 Years
Machinery and equipment	4 to 10 Years
Other equipment, furniture and fixtures	3 to 10 Years

In the event of material impairment in excess of scheduled depreciation, assets are written down, if required, in conformity with IAS 36 "Impairment of Assets". During the reporting period, no such write-down for impairment losses was required.

Repair and maintenance costs are expensed as incurred. Such costs are only capitalised if it is expected that the additional expenditure will yield additional economic benefits from use of the asset in the future.

Leased property, plant and equipment which, from a substance over form perspective, are to be regarded as purchases of assets under long-term financing arrangements as the risks and rewards associated with such assets pass to the lessee, are capitalised at their fair value or lower present value pursuant to IAS 17 (Accounting for Leases). Such assets are depreciated over their useful lives or over the term of the lease contract, whichever is shorter. The payment obligations resulting from future lease payments are discounted and recognised as liabilities.

Items rented under other lease or rental contracts are treated as operating leases, as beneficial ownership is retained by the landlord or lessor. Rental payments are recognised as an expense.

Minor-value assets with a cost of up to EUR 363.36 are written down completely by the Austrian parent company in the year of acquisition, as is permitted under Austrian Commercial Code.

Intangible assets

are carried at cost and amortised on a straight-line basis over a useful life of three to six years.

Goodwill resulting from acquisitions reflected in the separate financial statements (when equity plus hidden reserves are lower than the purchase price) is generally capitalised and amortised. When acquisitions or strategic investments are undertaken to promote qualitative and quantitative growth in the core business, goodwill is amortised over a period of 15 years, else over 10 years.

Research costs

may not be capitalised under IAS 38 (Intangible Assets) and are expensed in the period in which they are incurred. Development costs are also expensed as incurred. Development costs are capitalised only if the development activities are expected, with sufficient certainty, to result in future cashflows which will cover not only the normal costs but also the respective development costs. Beyond that, a number of additional criteria have to be met under IAS 38 with regard to development projects. In the financial years 1998/99 and 1999/2000 no development costs were incurred that would have been eligible for capitalisation.

Securities

held as non-current assets are used to cover provisions for employee benefit obligations and are carried at cost. In the event that an impairment is expected to be permanent, write-downs are made according to the legal requirement.

Securities held as current assets

are carried in accordance with IAS 25 at fair value as reflected by stock exchange prices at the balance sheet date. Temporary fluctuations in market value are recognised in equity (revaluation reserve). When the securities are sold, the respective revaluation reserve is released and recognised as gain/loss on the disposal of financial assets.

Inventories: Raw materials and supplies

are recorded at the lower of cost or market value. Cost is determined on a weighted average price basis.

Work-in-progress and finished goods

are valued at production cost or at the lower realisable net sales value. Production costs include all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with the production. Direct interest cost is not capitalised. Cost is determined on a weighted average price basis. Appropriate write-downs are made to reflect inventory risks arising from limited usefulness and slow-moving items.

Accounts receivable

and other assets are carried at cost. Foreign currency-denominated receivables are translated at the mean exchange rate ruling at the balance sheet date, at the exchange rate fixed irrevocably under the Euro Regulation or, in the case of hedged transactions, at the hedged exchange rate. All identifiable risks are accounted for by value adjustments.

Cash and cash equivalents

All cash holdings and financial investments with a term to maturity not exceeding 90 days at the time of acquisition that are included in Cash and cash equivalents are classified as Liquid Funds. These assets are carried at current values (mark-to-market) at the balance sheet date.

As of the balance sheet date, none of the amounts included in this item was subject to any restrictions on use.

Income taxes

Provisions set up for current taxes cover all tax liabilities known to exist at the balance sheet date. In addition, assets/liabilities are recognised for deferred taxes using the "Balance Sheet Liability Method" specified in IAS 12. Assets/liabilities for deferred taxes are set up in respect of all temporary differences between the separate companies' tax and IAS balance sheets as well as for consolidation differences, applying the current tax rate. In addition, deferred tax assets are recognised in respect of tax loss carry-forwards that are expected to be realised with sufficient certainty in the foreseeable future.

For domestic entities, the calculation of deferred taxes is based on a tax rate of 34%. For foreign entities, the respective local tax rate is used.

Liabilities

are stated at their nominal values or higher repayment values. Liabilities denominated in foreign currencies are carried at the average exchange rate ruling at the transaction date or at the exchange rate fixed irrevocably under the Euro Regulation

The method used in determining employee benefit obligations is explained in the notes to the relevant balance sheet item.

Provisions

Other provisions have been set up in accordance with IAS 37 where the Company has a current obligation arising from a past event. In cases in which it was unclear whether such an obligation exists at present, a provision was set up only if the obligation was assumed to exist at the balance sheet date with a probability of more than 50%. No expense provisions have been made. Long-term provisions are discounted if the interest component included in the obligation is significant.

Liabilities under financial lease contracts

are recognised in accordance with IAS 17 "Leases" at the present value of the minimum lease payments.

Earnings per share

are determined by dividing the net income by the number of shares issued. The buy-back of an aggregate of 150,000 shares in the financial years 1998/99 and 1999/2000 has been taken into account in calculating the ratio.

Revenue recognition

Revenue on sales is recognised when title passes (at the time risks and potential rewards are transferred) or when a service has been performed. Interest income is based on effective interest rates and, like royalties and rental income, is recognised on a time proportion basis.

Foreign currency translation

The financial statements of the fully consolidated foreign subsidiaries are translated in accordance with IAS 21, using the functional currency concept. With all companies, the functional currency is the respective local currency as the companies conduct their businesses as independent financial, economic and organisational entities.

With the exception of equity items (translated at historical exchange rates) all balance sheet items are translated at the mean exchange rate ruling at the balance sheet date. The profit and loss statements are translated at average annual exchange rates.

Differences resulting from the translation of asset and liability items in the current and in the previous year as well as differences resulting from the translation of balance sheets and profit and loss statements are recognised in equity.

The translation difference resulting from additions to/deductions from equity since initial consolidation is offset against reserves.

Differences resulting from the translation of foreign currency-denominated monetary items in separate financial statements which are caused by exchange rate fluctuations between the initial recognition of a transaction and the balance sheet date are recognised as income or expense in the respective period.

Changes in key exchange rates:

Currency	Mean exchange rate at balance sheet date		Annual average exchange rate	
	30.04.1999	30.04.2000	30.04.1999	30.04.2000
1 USD	0,9437698	1,1056154	0,8906116	0,986243
100 YEN	0,787410	1,02832	0,69729577	0,875584
1 GBP	1,520708	1,732542	1,475330	1,5628729
100 CHF	62,0355913	63,6664898	62,068971	62,41810
1 HKD	0,12166522	0,1419809	0,113569	0,12579667

If goodwill arises on the acquisition of an economically independent entity (subsidiary), it is determined in the reporting currency at the time of initial consolidation.

Hedging

Wolford enters into forward exchange and option contracts to hedge its foreign exchange exposure in respect of assets and liabilities as well as anticipated transactions.

Where no valuation unit can be formed, derivative instruments are marked to market at the balance sheet date and any resulting gains or losses are charged against income.

Consolidation methods

Acquisitions of companies are accounted for by using the book value method of consolidation, under which the purchase price of the investment is offset against the corresponding equity interest in the respective consolidated subsidiary at the time of its formation/acquisition.

Elimination of intra-group balances comprises offsetting of trade accounts receivable, loans and other receivables against the corresponding liabilities and provisions between the consolidated subsidiaries.

Elimination of intra-group revenues and expenses comprises the offsetting of all expenses and revenues originating from intra-Group sales and services rendered.

Intra-Group gains or losses from the transfer of assets, if material, are offset. The same procedure is applied to material intra-Group profits from inventories.

Untaxed reserves

are disclosed in the consolidated financial statements under revenue reserves, net of deferred taxes. The respective deferred taxes are reported as a deferred tax liability.

Goodwill

Positive/negative differences arising on initial consolidation are shown as positive/negative goodwill and are amortised/released over their useful lives. Residual goodwill is examined at each balance sheet date to determine its future economic benefit. Any impairment is recognised by writing down the asset to the recoverable value.

Assumptions

In preparing consolidated financial statements it is necessary, to some extent, to make estimates and use assumptions influencing the carrying values of asset items, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The amounts that will actually be realised in the future may differ from such estimates.

Long-term and short-term assets and liabilities

Assets and liabilities with a maturity of up to one year are classified as short-term, those with a term to maturity of more than one year as long-term. Maturity is determined on the basis of the balance sheet date.

II. NOTES TO THE PROFIT AND LOSS STATEMENT

OPERATING RESULT

(1) Sales revenues

For more detailed comments on sales revenues see segmental reporting in IV. other information.

(2) Other operating income

TEUR	*1999/2000*	*1998/1999*
Gains on the disposal of plant, property and equipment and intangible assets	0	57
Gains on the release of provisions	383	177
Rental income	348	327
Reimbursement of wages under EFZG	486	487
Insurance income	140	0
Other	1.213	1.894
Total	2.570	2.942

Other income includes in particular revenues from warehousing and distribution activities as well as insurance income, grants, etc.

(3) Personnel expenses

TEUR	*1999/2000*	*1998/1999*
Wages	17.364	18.045
Salaries	33.721	29.922
Statutory social insurance contributions and payroll-related levies and mandatory contributions	14.275	13.030
Employee benefit expenses	813	(422)
Other social expenses	955	898
Total	67.128	61.473

(4) Other operating expenses

TEUR	*1999/2000*	*1998/1999*
Taxes (excluding income taxes)	241	179
Advertising expenses	9.125	7.873
Legal and consulting fees	1.990	1.965
Rental payments	5.279	2.676
Freight costs	3.552	2.913
Travel expenses	3.042	2.242
Duties and charges	971	729
Insurance premiums	654	671
Other	9.186	7.329
Total	34.040	26.577

RESULT FROM FINANCE AND INVESTING ACTIVITIES

(5) Finance income

TEUR	*1999/2000*	*1998/1999*
Interest and similar income	2.048	2.627
Interest and similar expenses	-2.038	-1.794
Total	10	833

(6) Income from investments

TEUR	*1999/2000*	*1998/1999*
Gains on the disposal and write-up of financial assets	446	248
Income from securities	216	1.488
Depreciation of financial assets and securities	-22	-301
Total	640	1.435

(7) Taxes on income

Under IAS, the effective tax rate is approximately 28.5% for the financial years 1999/2000 and 1998/99.

Current tax expense:

TEUR	*1999/2000*	*1998/1999*
Tax expense in the financial year:		
Austria	2.461	4.022
Foreign	304	1
Deferred tax expense/income		
Austria	59	108
Foreign	(1.056)	2
Total	1.768	4.133

Reconciliation of tax expense based on Austrian corporate income tax rate of 34% to the effective tax rate for the period:

TEUR	*1999/2000*	*1998/1999*
Tax expense at a tax rate of 34%	2.109	4.939
Foreign tax rate differential	6	118
Research allowance	-259	-189
Tax-exempt investment income	-175	-110
Additional tax expense/tax credits resulting from tax assessment and tax audits	2.106	-471
Tax loss carry forwards (no deferred tax asset has been recognised)	0	-302
Investment allowance on equity interests and provision for identifiable losses of subsidiaries	-1.908	0
Other	-111	147
Effective tax expense	1.768	4.133
Effective tax rate	28,5%	28,5%

III. NOTES TO THE BALANCE SHEET

AKTIVA

(8) Non-current assets

Movements in non-current assets are disclosed in detail in the Movement of Assets Schedule. The currency translation effect resulting from the translation of foreign entities' assets at beginning-of-period and end-of-period exchange rates is disclosed separately.

Tangible assets (Property, plant and equipment)

Movements in Property, plant and equipment are disclosed in detail in the Fixed Assets Schedule, which forms part of the consolidated financial statements.

Property, plant and equipment includes leased asset items, which on account of the substance of the lease contracts have to be reported as assets held by the Wolford Group. Such assets include specifically leased buildings.

As of 30 April 2000, an amount of TEUR 774 (30 April 1999: TEUR 819) has been capitalised under this heading and is reported in the balance sheet item "Land, rights similar to land".

Intangible assets

Movements in intangible assets are disclosed in detail in the Fixed Assets Schedule, which forms part of these financial statements.

Amortisation taken in respect of intangible assets is shown in the Fixed Assets Schedule and is reported in the profit and loss statement under the item "Depreciation of intangible and tangible assets".

(8) Long-term receivables

TEUR	*30.04.2000*	*30.04.1999*
Receivables - trade	0	282
Other receivables and assets	112	101
Total	112	383

(10) Deferred tax asset

The deferred tax asset arises from the following temporary measurement and recognition differences between IAS accounts and the corresponding tax base:

TEUR	*30.04.2000*	*30.04.1999*
Deferred taxes (assets):		
Investments	792	0
Employee benefit obligation	650	910
Deferred taxes on tax loss carry-forwards	2.762	1.453
Other	400	0
Deferred taxes (assets)	4.604	2.363
Deferred taxes (liabilities):		
Consolidation entries	-344	-731
Property, plant and equipment	-91	-87
Inventory valuation	-56	-57
Securities	-772	-88
Other	-55	-130
Deferred taxes (liabilities)	-1.318	-1.093
Net deferred tax asset	3.286	1.271

A major portion of the tax loss carry-forwards incurred by subsidiaries may be carried forward without any limitations and may be used to reduce the future taxable income of the Company and its consolidated subsidiaries.
In accordance with IAS 12, a deferred tax asset has been set up in respect of tax loss carry-forwards amounting to TEUR 8,699 which are expected to be offset against taxable income in the future.

CURRENT ASSETS

(11) Inventory

A detailed classification of inventories is provided below:

TEUR	*30.04.2000*	*30.04.1999*
Raw materials and supplies	4.810	4.793
Work in progress	5.890	5.212
Finished goods and merchandise	15.875	11.228
Advance payments made	0	105
Total	26.575	21.338

(12) Trade account receivables and other receivables

TEUR	*30.04.2000*	*30.04.1999*
Receivables - trade	21.933	19.859
Other receivables and assets	8.944	8.572
Prepaid expenses	1.007	907
Total	31.884	29.338

Receivables - trade include TEUR 0 (30 April 1999: TEUR 196) evidenced by bills of exchange. The item prepaid expenses does not include any borrowing costs or discounts (30 April 1999: TEUR 0).

(13) Securities and shares

This item includes euro- and non-euro-denominated bonds as well as investment fund certificates and investment fund shares. For more details see financial instruments in IV. other information.

SHAREHOLDERS' EQUITY AND LIABILITIES

(14) Shareholders´equity

The composition of and movement in shareholders' equity as reported on the face of the balance sheet are presented in a separate statement (Movements in Shareholders' Equity)

Share capital
The share capital of the Company consists of 5,000,000 shares, each share representing an equal interest in the share capital.

Under the statutes of Wolford AG, the Managing Board is authorised to increase the Company's share capital by another EUR 18,168,209 by issuing new shares, in tranches if desired, before or on 2 September 2001.

Capital reserves
Appropriated capital reserves represent share premiums (net of issuing costs) earned on the issue of shares in the financial year 1995.

Combined with the statutory reserve of TEUR 1,817 (30 April 1999: TEUR 1,817) reported under Revenue reserves and the appropriated reserve for treasury shares in the amount of EUR 4,965 (30 April 1999: TEUR 2,476), total appropriated reserves amount to TEUR 8,599 (30 April 1999: TEUR 6,110).

Revaluation reserve
The revaluation reserve arising from the revaluation of securities is disclosed under equity, net of deferred taxes.

Treasury shares

In the reporting year, the Company bought back 2% of its share capital for an employee stock option plan. The Company now holds 3% of the share capital.

LONG-TERM LIABILITIES

(15) Bank loans

Long-term financial liabilities are composed of as follows:

TEUR	*30.04.2000*	*30.04.1999*
European Recovery Program ("ERP") loan at a fixed rate of 3.5% through June 1997, from July 1997 at a fiixed rate of 3.58%, repayable in semi-annual instalments, beginning July 1997 through Dec. 2002	2.180	2.907
ERP loan at a fixed rate of 3.5 % through June 2000, repayable in semi-annual instalments, beginning July 2000 through January 2005	3.634	3.634
ERP loan at a fixed rate of 2.5% through January 2000, repayable in semi-annual instalments, beginning January 2000 through June 2005, from January 2000 at a variable interest rate of 4%	213	233
ERP loan at a fixed rate of 2.5% through January 2002, repayable in semi-annual instalments, beginning January 2002 through July 2006	1.817	1.235
Variable rate promotion loan granted by Vlbg, repayable in semi-annual instalments through January 2000	0	157
Variable rate promotion loan granted by Vlbg, repayable in semi-annual instalments through January 2002	385	527
FFF research promotion loan	920	0
ERP loan at a fixed rate of 1.5% through December 2002, repayable in semi-annual instalments, beginning January 2003 through July 2007	3.851	0
Total	13.000	8.693
Thereof current portion	3.572	1.049

Long-term bank liabilities are collateralised by securities in the amount of TEUR 12,080 held as non-current or current assets (30 April 1999: TEUR 10,429).

(16) Employee benefit obligations

Employee benefit obligations (provisions for pensions and termination benefits, provisions for jubilee bonuses) have been calculated in accordance with IAS 19 (revised 1998).

Pension provisions

Wolford AG has direct pension obligations to current and previous members of the Managing Board based on individual commitments.

In computing pension obligations using the Projected Unit Credit Method, the following parameters were applied:

Biometric data	*AVÖ 1999 by Pagler & Pagler "Salaried Employees"*
Interest rate	*6% p.a.*
Wage/salary increase	*3,0% p.a.*
average employee turnover	*none*

Provisions for termination payments

Under current legislation, employees of the Austrian parent company are entitled to a one-off severance payment when employment is terminated by the Company or on their retirement. The amount of the termination payment is dependent on the years of service completed and compensation earned at the time of termination. Actuarial gains and losses are recognised/amortised using the corridor method.In calculating entitlements using the Projected Unit Credit Method, the following parameters were applied:

Biometric data	*AVÖ 1999 by Pagler & Pagler "Salaried Employees"*
Interest rate	*6% p.a.*
Wage/salary increase	*3,0% p.a.*
average employee turnover	*10,0% p.a.*

Movements in the Austrian parent company's provisions for pensions and termination benefits during the reporting financial year were as follows:

TEUR	*1999/2000*	*1998/1999*
Present value of termination benefit and pension obligations as of 1.5	10.680	10.263
Service cost	775	629
Interest expense	671	687
Less: pension and termination benefit payments	-1.101	-1.000
Less: actuarial gains/losses	-161	1.151
Present value of obligations as of 30 April	10.864	11.730
Actuarial gains/losses not recognised (accumulated)	-867	-1.051
Provisions reported in the balance sheet as of 30 April	9.997	10.680

The first-time application of IAS 19 (revised 1998) in the financial year 1998/99 required the full recognition of the previously unrealised transition gain as of 1 May 1998.

Promision for jubilee bonuses

The provision for jubilee bonuses in the amount of TEUR 879 (30 April 1999: TEUR 961) has also been computed in accordance with IAS 19 (revised 1998).

(17) Other long-term liabilities

TEUR	*30.04.2000*	*30.04.1999*
Liabilities under finance leases	507	564
Other	120	511
Total	627	1.075

SHORT-TERM LIABILITIES

(18) Bank loans and overdrafts

Short-term liabilities to banks in the financial years 1999/2000 and 1998/99 are as follows:

TEUR	*30.04.2000*	*30.04.1999*
Variable-rate export promotion loans (KRR)	19.258	18.532
0.50% to 0.55% variable-rate bank loan in JPY	11.709	8.090
1.42% variable-rate bank loan in CHF	0	2.127
3.56% - 3.88% variable-rate bank loan in ATS	23.982	10.174
3.575% fixed and variable-rate loan facility	6.395	6.395
6.28% variable-rate bank loan in USD	1.754	2.672
Total	63.098	47.990

(19) Short-term accruals

TEUR	*30.04.2000*	*30.04.1999*
Personnel-related accruals:		
Vacation	2.692	3.002
13th and 14th salaries	2.025	1.858
Overtime	143	90
Hedge transactions	1.916	692
Other	2.466	2.601
Total	9.242	8.243

Movements in significant other provisions carried in accordance with IAS 37 are summarised below:

	1 May 1999	*Released*	*Allocated*	*30 April 2000*
Unconsummated vacation	3.002	3.002	2.692	2.692
13th and 14th salaries	1.858	1.858	2.025	2.025
Overtime	90	90	143	143
Hedge transactions	692	692	1.916	1.916
	5.642	5.642	6.776	6.776

IV. OTHER INFORMATION

NOTES TO THE CASHFLOW STATEMENT

The cash flow statement of Wolford AG and its subsidiaries shows how cash and cash equivalents held by Wolford AG changed in the reporting year as a result of inflows and outflows of resources.

The fund only includes cash on hand and bank balances.
In the cash flow statement, cash flows are classified into cash flows from operating activities, cash flows from investing activities, and cash flow from financing activities.

Inflows/outflows from operating activities

The cash flow from operating activities is determined using the indirect method, based on profit after income tax and adjusting it for non-cash expenses and revenues. The result plus changes in net working capital (excluding liquid funds) as shown in the balance sheet is the cash flow from operating activities.

Inflows/outflows of resources from current operations include inflows and outflows from interest payments and income taxes. As a rule, all interest expenses and revenues, with the exception of the interest component on employee benefit obligations, result in cash flows.

Outflows from investing activities

The outflow of funds for investments in property, plant and equipment and intangible assets amounted to TEUR 18,199. These outflows involved in particular capital spending on a new building for the manufacture of knitwear and clothing ("Strickerei, Konfektion, Sortierung 2"), remodelling of the entrance area as well as the expansion of operations in North America and China.

Investments in securities included primarily the acquisition of investment funds.

After deduction of gains on the disposal of assets, the resulting balance reflects a need for funds for investment activities in the amount of EUR 15,191. This shows that only part of the capital spending projects was financed from the operating cash flow.

Inflow/outflow of funds from finance activities

Inflows of funds originated from borrowing in the total amount of TEUR 22,995. Repayments in the amount of TEUR 3,579 were made according to schedule.

Additional information on cash flows

TEUR	1999/2000	1998/1999
Payment of interest	423	-1.698
Income taxes paid	-3.374	-8.383

SEGMENTAL REPORTING

Wolford is an international manufacturer of high-quality hosiery, bodywear and swimwear. Its management information system is structured by location (primary segment reporting).

Secondary reporting segments are classified into "Retail" and "Wholesale".

"Retail" operations in the Wolford Group comprise all activities in its own flagship stores, boutiques and shops-in-shops. "Shops-in-shops" are sales areas in department stores managed by Wolford. The "Wholesale" segment covers all business activities with retailers.

PRIMARY SEGMENT DATA BY LOCATION

TEUR	Austria		Other European countries		North America		Asia		Consolidation		Group	
	1998/99	**1999/00**	*1998/99*	**1999/00**	*1998/99*	**1999/00**	*1998/99*	**1999/00**	*1998/99*	**1999/00**	*1998/99*	**1999/00**
SALES	106.335	**103.125**	86.950	**89.603**	9.067	**14.007**	2.651	**5.477**	-71.840	**-71.229**	133.163	**140.983**
Thereof intragroup	71.840	**71.229**	0	**0**	0	**0**	0	**0**	-71.840	**-71.229**	0	**0**
WITH 3RD PARTIES	34.495	**31.896**	86.950	**89.603**	9.067	**14.007**	2.651	**5.477**	0	**0**	133.163	**140.983**
EBIT	16.307	**12.503**	735	**382**	-809	**-1.844**	-1.250	**-1.588**	-2.725	**-3.185**	12.258	**6.268**
OPERATING ASSETS	113.516	**143.710**	26.501	**30.151**	9.732	**13.306**	4.461	**6.782**	-34.117	**-46.818**	120.093	**147.131**
OPERATING LIABILITIES	94.872	**112.237**	22.794	**26.296**	9.786	**13.922**	5.595	**9.953**	-38.718	**-40.737**	94.329	**121.671**
INVESTMENTS	26.168	**18.852**	2.527	**1.823**	6.451	**1.548**	1.073	**221**	-4.980	**-4.004**	31.239	**18.440**
AMORTIZATION/DEPREC.	4.969	**5.891**	926	**1.130**	783	**1.138**	229	**421**	0	**-637**	6.907	**7.943**
EMPLOYEES	1.438	**1.420**	243	**270**	76	**84**	58	**72**			1.815	**1.846**

SECUNDARY SEGMENTAL DATA RETAIL AND WHOLESALE

TEUR	Retail		Wholesale		Consolidation		Group	
	1998/99	**1999/00**	*1998/99*	**1999/00**	*1998/99*	**1999/00**	*1998/99*	**1999/00**
SALES	15.350	**27.772**	119.815	**120.264**	-2.002	**-7.053**	133.163	**140.983**
BOOK VALUE OF NON-CURRENT ASSETS	9.463	**10.635**	58.306	**66.224**	0	**0**	67.769	**76.859**
INVESTMENTS IN NON-CURRENT ASSETS	7.037	**2.678**	24.202	**15.762**	0	**0**	31.239	**18.440**

FINANCIAL RISK MANAGEMENT (GROUP TREASURY)

Financial instruments

Financial instruments are contract-based transactions giving rise to a right to receive cash. Under IAS 32 these include, on the one hand, original financial instruments such as trade accounts receivable and payable as well as financial receivables and debts. On the other hand, they also include derivative financial instruments, which are used solely for foreign currency hedging purposes.

Original financial instruments

Original financial instruments held by the Company that may involve a credit risk include accounts receivable, cash and cash equivalents, financial assets and other securities and shares.

Credit risk

All sums reported as assets represent at the same time the maximum credit and default risk.
The risk actually incurred however, may be considered to be low, as the vast majority of customers and financial institutions enjoy excellent credit ratings. In addition, the Company limits its credit risk by taking out credit insurance with Prisma Kreditversicherungs-AG.

Interest rate risk

On the assets side, an interest rate risk exists only in respect of the fixed-interest bearing securities included in financial assets. Since these securities can be realised at any time, however, the interest rate risk is considered insignificant.

The carrying value of liabilities to banks as of 30 April 2000 equals the fair value of the bank liabilities based on the current interest rates.

Currency risks

The Group Treasury hedges currency risks associated with foreign currency-denominated receivables, anticipated sales as well as foreign currency-denominated payables by closing forward exchange and option contracts.

Derivative financial instruments

Derivative financial instruments used by the Group Treasury include forward exchange and option contracts.

Nominal / fair values at the balance sheet date:

	Nominal value		*Fair Value (variance from nom. val.)*	
TEUR	*30.04.00*	*30.04.99*	*30.04.00*	*30.04.99*
Forward exchange contracts	12.408	17.269	-1.753	-607
Options bought	1.835	2.066	-224	k.A.
Options sold	3.147	3.451	-344	k.A.

The nominal values are the gross aggregates of all purchase and selling prices of the forward contracts. The nominal values of the foreign exchange options represent the total transaction volume at the exercise price.

The fair values of the derivative foreign exchange instruments equal the fair values of the forward deals that would have to be closed as of 30 April 2000 to settle forward exchange contracts, regardless of any adverse developments in the value of the underlying transactions.

The following sensitivity analysis shows the open transactions (forward contracts and underlying transactions). As of 30 April 2000, the following non-euro currency denominated items in the Wolford Group accounts were unsettled:

SENSITIVITY ANALYSIS

		Unrealised gain/loss on			
Currency	*Fair value in TEUR*	*+% Change in exchange rate*		*-% Change in exchange rate*	
USD	4.327	10	131	10	-169
JPY	753	10	0	10	0
GBP	5.816	10	-11	10	11
CHF	4.603	10	28	10	-28
Total	15.499		148		-186

Fair value

The carrying values of cash and cash equivalents, receivables and other assets as well as trade payables, short-term liabilities and provisions may be regarded as reasonable estimates of their fair values on account of the short-term maturity of these assets and liabilities.

The fair value of securities held as non-current assets at the balance sheet date is TEUR 4,014 (30 April 1999: TEUR 6,506).

Acquisition costs and fair values of securities held as current assets as of 30 April 2000:

TEUR	*Acquisition cost*	*Fair value*	*Unrealised gains/losses*
30 April 2000			
Fixed-interest loans in euro	11.589	10.505	(1.085)
Fixed-interest loans in non-euro	2.359	2.323	(37)
Variable-interest loans in euro	12.775	12.318	(457)
Investment certificates and investment funds	14.212	13.881	(331)
Other	1.066	1.067	0
Total	42.001	40.094	(1.910)
30 April 1999			
Fixed-interest loans in euro	12.685	12.618	(67)
Fixed-interest loans in non-euro	2.351	2.428	77
Variable-interest loans in euro	14.284	14.279	(5)
Investment certificates and investment funds	14.135	14.515	380
Other	191	191	0
Total	43.646	44.031	385

EMPLOYEES

In 1999/2000, the Wolford Group employed an average of 1,813 employees (1998/99: 1,697), thereof 863 wage earners (1998/99: 871), 993 salaried employees (1998/99: 811) and 17 trainees (1998/99: 15). These figures reflect employment on a full-time basis.

TRANSACTIONS WITH RELATED COMPANIES

A substantial share of Wolford's sales of lingerie items goes to Palmers Textil AG. Palmers Textil AG is a subsidiary of P Beteiligungs AG. P Beteiligungs AG, members of the Palmers family and M. Erthal u. Co Beteiligungsgesellschaft mbH, which in turn is owned by the Palmers family, held a total of more than 2,250,000 bearer shares with a nominal value of more than EUR 16,351,387, representing between 45% and 50% of the Company's share capital as of 30 April 1999 and 30 April 2000.

Sales to Palmers Textil AG in the financial year 1999/2000 amounted to TEUR 11,511 (1998/99 TEUR 9,416). Trade receivables from Palmers Textil AG and Palmers Deutschland as of 30 April 2000 amounted to TEUR 933 (30 April 1999: TEUR 1,700).

All business transactions with related companies and persons were carried out in accordance with the dealing at arm's length principle.

FINANCE LEASES

The parent company leases a warehouse in Bregenz. In accordance with IAS, the lease is regarded as a finance lease, under the Austrian Commercial Code the lease contract is recognised as an operating lease.

The lease payments to be capitalised under property, plant and equipment and the respective accumulated depreciation for IAS purposes are summarised below:

TEUR	*1999/2000*	*1998/1999*
Warehouse building	1.365	1.365
Depreciation (accumulated)	-591	-546
Buildings on land not owned by the Company	774	819

The annual depreciation for these assets, which are capitalised only for the purpose of the IAS statements, is TEUR 45 for the financial year 1999/2000 (1998/99: TEUR 45).

Annual lease instalments for subsequent years and total net liability under finance leases as of 30 April 2000:

TEUR	
2000/01	88
2001/02	88
2002/03	88
2003/04	88
2004/05	88
Total liability	440
Less interest	-80
Total net liability under finance leases	360
Less short-term portion thereof	-59
Long-term portion	-301

OTHER FINANCIAL OBLIGATIONS

The Company has the following obligations under long-term rental agreements and operating leases (mostly for plant and equipment):

TEUR	*30.04.2000*	*30.04.1999*
Minimum rental and lease payments payable within one year	4.978	4.242
after one year, within five years	9.073	12.491

Rental expenditure in the financial year 1999/2000 amounted to TEUR 5,237 (1998/99: TEUR 2,644).

BOARD OF MANAGEMENT AND SUPERVISORY BOARD

Remuneration to members of the Board of Management and to the executive officers of the Company's subsidiaries amounted to TEUR 2,666 (1998/99: TEUR 2,517). Remuneration to members of the Supervisory Board amounted to TEUR 12 (1998/99: TEUR 12).

In the financial year 1999/2000, the Board of Management consisted of the following members:

Fritz Humer (Chairman)
Josef Metzler (Deputy Chairman)
Karl Michael Millauer

In the financial year 1999/2000, the Supervisory Board consisted of the following members:

Leopold Bednar (Chairman)
Emil Flückiger (Deputy Chairman)
Walter Bereuter
Manfred Wilhelm

The following persons were delegated by the Works Council:

Helmut Birnbaumer (up to 16 December 1999)
Anna Moosbrugger-Rath
Anton Mathis (from 16 December 1999)



712 99 String Body Shanghai

STATEMENT BY THE MANAGING BOARD REGARDING COMPLIANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS WITH IAS RULES

The Managing Board hereby declares
that the 1999/2000 consolidated financial statements
have been prepared in conformity
with the principle of presenting a true and fair view
and in full compliance with the International Accounting Standards.

Vienna, 30 June 2000

The Managing Board

Josef Metzler m.p. | **Fritz Humer m.p.** | **Karl Michael Millauer m.p.**

WOLFORD AG

Wolfordstraße 1
A-6901 Bregenz
Tel. +43/5574/690-0
Fax +43/5574/795 44

AUSTRIA

WOLFORD WIEN
Gonzagagasse 11
A-1010 Wien
Tel. 01/535 99 00
Fax 01/535 23 53

GERMANY

WOLFORD DEUTSCHLAND GMBH
Maximilianstraße 34
D-80539 München
Tel. 089/290 52-0
Fax 089/290 52-111

FRANCE

WOLFORD PARIS S.A.R.L.
8, rue des Quatre Fils
F-75003 Paris
Tel. 01 48 04 34 92
Fax 01 42 71 80 39

SWITZERLAND

WOLFORD (SCHWEIZ) AG
Kornaustrasse 23
CH-9430 St. Margrethen (SG)
Tel. 071/744 90 53
Fax 0043/5574/690 589

SPAIN

WOLFORD ESPAÑA, S.L.
c/Velázquez, 10-6°D
E-28001 Madrid
Tel. 91/577 56 63,
91/577 57 26
Fax 91/577 53 17

NETHERLANDS

WOLFORD NEDERLAND B.V.
Julianaplein 9
NL-5211 BA
´s-Hertogenbosch
Tel. 073/692 86 92
Fax 073/612 83 55

ENGLAND

WOLFORD LONDON LTD.
73 Welbeck Street
London W1M 8NX
Tel. 0171/935 9202
Fax 0171/935 1006

ITALY

WOLFORD ITALIA S.R.L.
Piazza Castello 21
I-20121 Milano
Tel. 02/86 57 67, 02/86 62 05
Fax 02/80 48 24

SCANDINAVIA

WOLFORD SCANDINAVIA APS
Amagertorv 29, 3 sal

Denmark
1160 København K
Tel. 33/14 95 60, Fax 33/14 95 69

Sweden
Tel. 8/678 33 36, Fax 8/611 59 65

Norway
Tel. 22/36 16 00, Fax 22/36 16 01

Finland
Tel. 09/34 89 780
Fax 09/34 89 781

USA

WOLFORD AMERICA, INC.
540 Madison Avenue, 34th Floor
New York, NY 10022
Tel. 212/453 55 56
Fax 212/453 55 63

JAPAN

WOLFORD JAPAN K.K.
Kyuroku Building
2-3-8 Minami - Aoyama
Minato - ku Tokyo 107-0062
Tel. 03/3405 2957
Fax 03/3405 7910

CHINA

WOLFORD CHINA LTD.
Suite 2706, 27/F
Nat West Tower
Times Square
Causeway Bay
Hong Kong
Tel. 00852/2506 1133
Fax 00852/2506 1182

Taiwan
Tel./Fax 00886/2 8771 6211

Singapore
Tel. 0065/735 2819
Fax 0065/737 8506

BELGIUM

Wolford Belgium NV
Prins Boudewijnlaan 1F
B-2550 Kontich
Tel. 03/451 39 32
Fax 03/451 39 39

GREECE

P. Wol Hellas AG
D. Ralli 11
15124 Marousi Athen
Tel. 1/612 99 16
Fax 1/612 99 17

COREA

Na-Hyun International
5F, Dongnam - Bldg, 10 - 7
Nonhyun - Dong, Kangnam - Ku
Seoul, Corea
Tel. 02/546 7632
Fax 02/546 7635

RUSSIA

JamilCo Ltd
Ulitsa Kulneva 4
Moscow 121170
Tel. 95/249 03 03
Fax 95/249 51 39

AUSTRALIA

Pasala International Pty Ltd.
136 Church Street
Hawthorn, Victoria 3122
Tel. 03/9818 2124
Fax 03/9819 0667

LEBANON

Threads & Colors
Rizk Plaza, Brummana
Tel. 04/862 322
Fax 04/963 067



182 20 Tights Shanghai



 512 59 Dress Frisco



View of Bregenz and the harbour



Welford

901.265

Wolford Aktiengesellschaft

Wolfordstrasse 1 A-6901 Bregenz am Bodensee Phone 00.43.55.74.690.0 Fax 00.43.55.74.795.44

Published by
and responsible for the contents:

Wolford Aktiengesellschaft
Wolfordstraße 1
A-6901 Bregenz am Bodensee
Phone 00.43.55.74.690.0
Fax 00.43.55.74.795.44

Corporate Communications
Investor Relations
Phone 00.43.5574.690.250
00.43.5574.690.213
Fax 00.43.5574.690.219
investor@wolford.com
http: //www.wolford.com

